ANNOUNCEMENT OF END OF SUBSCRIPTION PERIOD IN THE COLOMBIAN PUBLIC

OFFERING OF PREFERRED SHARES OF BANCOLOMBIA S.A.

Medellín, Colombia, January 27, 2012

BANCOLOMBIA S.A. (“Bancolombia”) (NYSE: CIB) announces that the subscription period for its preemptive rights offering in Colombia ended on January 27, 2012.

Of the total 64 million preferred shares that were offered, orders for 44,411,183 preferred shares were placed by shareholders or assignees, at a price of COP 26,000 per share, for an aggregate amount of COP 1,154,690,758,000. Bolsa de Valores de Colombia S.A. will publish the final allocation results on January 31, 2012 at the following address: www.bvc.com.co .

Banca de Inversión Bancolombia S.A. acted as structuring agent and, together with Valores Bancolombia, as joint-lead book-running manager of the preemptive rights offering.

The unsubscribed balance of preferred shares is being offered exclusively outside of Colombia in the form of American Depositary Shares (“ADSs”), each representing four preferred shares, pursuant to an effective shelf registration statement (including a prospectus and prospectus supplement) filed with the SEC. Copies of the preliminary prospectus supplement relating to the ADS offering may be obtained from UBS Securities LLC, 299 Park Avenue, New York, NY 10171 or by phone at (212) 821-3000, BofA Merrill Lynch, 4 World Financial Center, New York, NY 10080, Attn: Prospectus Department or by email at dg.prospectus_requests@baml.com or J.P. Morgan Securities LLC, Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, N.Y. 11717 or by phone at (866) 803-9204.

UBS Investment Bank is acting as global coordinator for the ADS offering, and UBS Investment Bank, BofA Merrill Lynch and J.P. Morgan are acting as joint book-running managers.

This press release shall not constitute an offer to sell, or a solicitation of an offer to buy, nor shall there be any sales of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Contacts
Sergio Restrepo	Jaime A. Velásquez	Alejandro Mejía
Capital Markets VP	Corporate Development VP (I)	IR Manager
Tel.: (574) 4041424	Tel.: (574) 4042199	Tel.: (574) 4041837